

March 21, 2011

<u>**Via Facsimile 86-29-88377295**</u>
Ms. Spring Liu
Chief Financial Officer
Skypeople Fruit Juice, Inc.
16F, National Development Bank Tower
No.2, Gaoxin 1ˢᵗ Road
Xi'an, People's Republic of China

   Re: **Skypeople Fruit Juice, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 31, 2010
      File No. 1-34502

Dear Ms. Liu:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        /s/ Brad Skinner

        Brad Skinner
        Senior Assistant Chief Accountant